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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ATA Inc.
(Name of Issuer)
Common Shares*
American Depositary Shares
(Title of Class of Securities)
00211V106**
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

* Not for trading, but only in connection with the registration of American Depositary Shares each representing 2 common shares.

** This CUSIP number applies to the American Depositary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00211V106	Page	2	of	11

1	NAMES OF REPORTING PERSONS Kevin Xiaofeng Ma

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,094,988 common shares[1]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,094,988 common shares[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,094,988 common shares[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.3%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Includes 6,048,648 common shares and 23,170 American Depositary Shares (representing 46,340 common shares) held by Able Knight Development Limited, a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of Ma Family Trust, an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited.
2 Based on 45,675,521 outstanding common shares as of December 31, 2008.

CUSIP No.	00211V106	Page	3	of	11

1	NAMES OF REPORTING PERSONS Able Knight Development Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,094,988 common shares[3]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,094,988 common shares[3]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,094,988 common shares[3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.3%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
3 Includes 6,048,648 common shares and 23,170 American Depositary Shares (representing 46,340 common shares) held by Able Knight Development Limited, a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of Ma Family Trust, an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited.
4 Based on 45,675,521 outstanding common shares as of December 31, 2008.

CUSIP No.	00211V106	Page	4	of	11

1	NAMES OF REPORTING PERSONS Precious Time Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,094,988 common shares[5]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,094,988 common shares[5]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,094,988 common shares[5]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.3%[6]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
5 Includes 6,048,648 common shares and 23,170 American Depositary Shares (representing 46,340 common shares) held by Able Knight Development Limited, a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of Ma Family Trust, an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited.
6 Based on 45,675,521 outstanding common shares as of December 31, 2008.

CUSIP No.	00211V106	Page	5	of	11

1	NAMES OF REPORTING PERSONS Ma Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,094,988 common shares[7]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,094,988 common shares[7]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,094,988 common shares[7]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.3%[8]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
7 Includes 6,048,648 common shares and 23,170 American Depositary Shares (representing 46,340 common shares) held by Able Knight Development Limited, a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of Ma Family Trust, an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited.
8 Based on 45,675,521 outstanding common shares as of December 31, 2008.

CUSIP No.	00211V106	Page	6	of	11

Item 1(a)	Name of Issuer:

ATA Inc. (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

8th Floor, Tower E, 6 Gongyuan West St.
Jian Guo Men Nei
Beijing 100005, China

Item 2(a)	Name of Person Filing:

Kevin Xiaofeng Ma

Able Knight Development Limited

Precious Time Holdings Limited

Ma Family Trust

Item 2(b)	Address of Principal Business Office or, If None, Residence

Kevin Xiaofeng Ma
8th Floor, Tower E, 6 Gongyuan West St.
Jian Guo Men Nei
Beijing 100005, China

Able Knight Development Limited
Portcullis TrustNet Chambers, P.O. Box 3444
Road Town, Tortola
British Virgin Islands

Precious Time Holdings Limited
21 Collyer Quay #09-01,
HSBC Building,
Singapore 049320

Ma Family Trust
21 Collyer Quay #09-01,
HSBC Building,
Singapore 049320

Item 2(c)	Citizenship

Kevin Xiaofeng Ma — People’s Republic of China

Able Knight Development Limited — British Virgin Islands

Precious Time Holdings Limited — British Virgin Islands

Ma Family Trust — Cayman Islands

CUSIP No.	00211V106	Page	7	of	11

Item 2(d)	Title of Class of Securities:

Common shares, par value US$0.01

American Depository Shares, each representing two common shares

Item 2(e)	CUSIP Number:

00211V106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned:

				Shared
			Sole power	power to	Sole power to	Shared power
	Amount		to vote or	vote or to	dispose or to	to dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Kevin Xiaofeng Ma	6,094,988 common shares (including 6,048,648 common shares and 23,170 American Depositary Shares representing 46,340 common shares)	13.3%	0	6,094,988 common shares (including 6,048,648 common shares and 23,170 American Depositary Shares representing 46,340 common shares)	0	6,094,988 common shares (including 6,048,648 common shares and 23,170 American Depositary Shares representing 46,340 common shares)

Able Knight Development Limited	6,094,988 common shares (including 6,048,648 common shares and 23,170 American Depositary Shares representing 46,340 common shares)	13.3%	0	6,094,988 common shares (including 6,048,648 common shares and 23,170 American Depositary Shares representing 46,340 common shares)	0	6,094,988 common shares (including 6,048,648 common shares and 23,170 American Depositary Shares representing 46,340 common shares)

Precious Time Holdings Limited	6,094,988 common shares (including 6,048,648 common shares and 23,170 American Depositary Shares representing 46,340 common shares)	13.3%	0	6,094,988 common shares (including 6,048,648 common shares and 23,170 American Depositary Shares representing 46,340 common shares)	0	6,094,988 common shares (including 6,048,648 common shares and 23,170 American Depositary Shares representing 46,340 common shares)

Ma Family Trust	6,094,988 common shares (including 6,048,648 common shares and 23,170 American Depositary Shares representing 46,340 common shares)	13.3%	0	6,094,988 common shares (including 6,048,648 common shares and 23,170 American Depositary Shares representing 46,340 common shares)	0	6,094,988 common shares (including 6,048,648 common shares and 23,170 American Depositary Shares representing 46,340 common shares)
The percentages of ownership set forth above are based on 45,675,521 common shares outstanding as of December 31, 2008.
Able Knight Development Limited is the record holder of the 6,094,988 common shares (including 6,048,648 common shares and 23,170 American Depositary Shares representing 46,340 common shares). Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited. Able Knight Development

CUSIP No.	00211V106	Page	8	of	11
Limited is wholly owned by Precious Time Holdings Limited, which is wholly owned by Ma Family Trust, an irrevocable trust constituted under the laws of the Cayman Islands. HSBC International Trustee Limited is trustee of Ma Family Trust. Kevin Xiaofeng Ma is the settlor of Ma Family Trust and certain family members of Kevin Xiaofeng Ma are the beneficiaries. As trustee of Ma Family Trust, HSBC International Trustee Limited has indirect voting and dispositive power with respect to the shares. HSBC International Trustee Limited reports its beneficial ownership with respect to the 6,094,988 common shares on its own individual Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No.	00211V106	Page	9	of	11
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 17, 2009

Kevin Xiaofeng Ma
/s/ Kevin Xiaofeng Ma

Able Knight Development Limited
By:	/s/ Kevin Xiaofeng Ma
Name:	Kevin Xiaofeng Ma
Title:	Sole director of Able Knight Development Limited

Precious Time Holdings Limited
By:	/s/ Wendy Sim & Lau Chew Lui
Name:	Wendy Sim & Lau Chew Lui
Title:	Authorised Signatories of Precious Time Holdings Limited

Ma Family Trust
By:	/s/ Wendy Sim & Lau Chew Lui
Name:	Wendy Sim & Lau Chew Lui
Title:	Authorised Signatories of HSBC International Trustee Limited, as trustee

CUSIP No.	00211V106	Page	10	of	11

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A
Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common shares, par value US$0.01, of ATA Inc., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.

Kevin Xiaofeng Ma
/s/ Kevin Xiaofeng Ma

Able Knight Development Limited
By:	/s/ Kevin Xiaofeng Ma
Name:	Kevin Xiaofeng Ma
Title:	Sole director of Able Knight Development Limited

Precious Time Holdings Limited
By:	/s/ Wendy Sim & Lau Chew Lui
Name:	Wendy Sim & Lau Chew Lui
Title:	Authorised Signatories of Precious Time Holdings Limited

Ma Family Trust
By:	/s/ Wendy Sim & Lau Chew Lui
Name:	Wendy Sim & Lau Chew Lui
Title:	Authorised Signatories of HSBC International Trustee Limited, as trustee